UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bumble Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

12047B105

(CUSIP Number)

Bumble Inc.

1105 West 41st Street

Austin, Texas 78756

Attn: Laura Franco, Chief Legal Officer

Tel: (512) 696-1409

with a copy to:

Evan Rosen, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Tel: (212) 450-4505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12047B105

1	NAMES OF REPORTING PERSONS Whitney Wolfe Herd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,746,747
	8	SHARED VOTING POWER 604,650
	9	SOLE DISPOSITIVE POWER 24,746,747
	10	SHARED DISPOSITIVE POWER 604,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,351,397
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 12047B105

1	NAMES OF REPORTING PERSONS Beehive Holdings II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 515,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 515,836
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,836
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 12047B105

1	NAMES OF REPORTING PERSONS Beehive Holdings III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,230,911
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,230,911
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,230,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Bumble Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on February 26, 2021 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

In January 2020, in connection with the closing of a certain transaction, Buzz Holdings L.P. entered into a loan and security agreement with Beehive Holdings III, LP, pursuant to which Buzz Holdings L.P. loaned Beehive Holdings III, LP $119.0 million. In January 2021, Ms. Wolfe Held settled the outstanding balance of the loan plus accrued interest ($95.5 million) when Buzz Holdings L.P. distributed the loan in redemption of a portion of the Common Units held by Beehive Holdings III, LP (such Common Units, the “Loan Settlement Units”). No cash was rendered in this settlement. If the value of the Loan Settlement Units redeemed by Buzz Holdings L.P., determined using the volume-weighted average price of the Class A Common Stock on Nasdaq during the regular trading session as reported by Bloomberg L.P. for the 30-day period beginning on the date of the closing of the Issuer’s initial public offering (the “Applicable VWAP”), exceeded the implied value of the Loan Settlement Units on the settlement date, Buzz Holdings L.P. must deliver or cause to be delivered to Beehive Holdings III, LP an amount of Common Units having a value based on the Applicable VWAP equal to such excess amount (such additional Common Units, the “Loan True Up Units”). In the event of such excess amount, the Loan True Up Units are intended to restore the interest of Beehive Holdings III, LP that would have been obtained had the value of the Loan Settlement Units been determined using the Applicable VWAP, as though the restored units had not been redeemed. On March 24, 2021, the Issuer determined that Beehive Holdings III, LP was entitled to receive 3,252,056 Loan True Up Units.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 115,343,526 shares of Class A Common Stock outstanding as of February 26, 2021, based on information set forth in the Issuer’s Annual Report on Form 10-K filed by the Issuer on March 15, 2021, and takes into account any shares of Class A Common Stock underlying Common Units and/or vested Incentive Units, as applicable.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Beehive Holdings II, LP directly holds one share of Class B Common Stock and vested Incentive Units, which are convertible into 515,836 Common Units (assuming the initial public offering price of $43.00 per share of Class A Common Stock), which are exchangeable for shares of Class A Common Stock on a one-for-one basis and Beehive Holdings III, LP directly holds one share of Class B Common Stock and 24,230,911 Common Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis. Ms. Wolfe Herd may also be deemed to have shared investment and voting power over the 465,116 shares of Class A Common Stock held directly by her spouse, 23,255 shares of Class A Common Stock held directly by a trust, of which Ms. Wolfe Herd’s spouse is the trustee, and 116,279 shares of Class A Common Stock held in a foundation over which Ms. Wolfe Herd’s spouse may be deemed to have shared voting and dispositive power. The above excludes unvested Incentive Units.

In general, each share of Class A Common Stock entitles its holder to one vote on all matters on which Issuer stockholders are entitled to vote generally. Shares of Class B Common Stock have no economic rights but each share generally entitles each holder, without regard to the number of shares of Class B Common Stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which Issuer stockholders are entitled to vote generally. Holders of shares of Class B Common Stock vote together with holders of Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Notwithstanding the foregoing, unless they elect otherwise, each of the Beehive Entities is entitled to outsized voting rights as follows. Until the High Vote Termination Date (as defined below), each share of Class A Common Stock held by them, if any, entitles such person to ten votes and each such Beehive Entity that holds Class B Common Stock is entitled, without regard to the number of shares of Class B Common Stock held by such Beehive Entity, to a number of votes equal to 10 times the aggregate number of Common Units held by such Beehive Entity. “High Vote Termination Date” means the earlier to occur of (i) seven years from the closing of the Issuer’s initial public offering and (ii) the date the parties to the Stockholders Agreement (as defined below) cease to own in the aggregate 7.5% of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units. The Class A Common Stock held by Ms. Wolfe Herd’s spouse and the trust and foundation described above are entitled to one vote per share.

The general partner of Beehive Holdings II, LP is Beehive Holdings Management II, LLC. The general partner of Beehive Holdings III, LP is Beehive Holdings Management III, LLC. Ms. Wolfe Herd is the sole member of Beehive Holdings Management II, LLC and Beehive Holdings Management III, LLC.

By virtue of the Stockholders Agreement (as defined below), the Reporting Persons and affiliates of The Blackstone Group Inc. (“Blackstone”) are deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Blackstone and its affiliates are filing a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. As of the date hereof, collectively, the Reporting Persons and Blackstone and its affiliates may be deemed to beneficially own in the aggregate 123,588,831 shares of Class A Common Stock, representing 65.7% of the outstanding Class A Common Stock.

(c) Except as set forth in this Amendment No. 1, none of the Reporting Persons has effected any transaction in Class A Common Stock since the filing of the initial Schedule 13D on February 26, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021

WHITNEY WOLFE HERD

By:	/s/ Whitney Wolfe Herd
Name: Whitney Wolfe Herd

BEEHIVE HOLDINGS II, LP
By: Beehive Holdings Management II, LLC, its general partner

By:	/s/ Whitney Wolfe Herd
Name: Whitney Wolfe Herd
Title: Managing Member

BEEHIVE HOLDINGS III, LP
By: Beehive Holdings Management III, LLC, its general partner

By:	/s/ Whitney Wolfe Herd
Name: Whitney Wolfe Herd
Title: Managing Member

[Bumble Inc. – Schedule 13D/A]